Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

Just Energy Group Announces Public Offering and Concurrent Private Placement of Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares

TORONTO, ONTARIO – January 26, 2017 - Just Energy Group Inc. ("Just Energy") (TSX: JE; NYSE: JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announced today that it has commenced a public offering of Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the "Preferred Shares") pursuant to a preliminary prospectus supplement to its shelf registration statement on Form F-10, as amended through the date hereof, previously filed with the United States Securities and Exchange Commission (the "SEC"), and its short form base shelf prospectus filed in the Provinces of Canada. Just Energy has granted the underwriters a 30-day option, exercisable in whole or in part, to purchase additional Preferred Shares representing up to 15% of the aggregate number of Preferred Shares issued upon the closing of the offering.
In addition, concurrently with the public offering of Preferred Shares, Just Energy intends to sell, on a non-brokered private placement basis, up to 400,000 Preferred Shares to one or more insiders of Just Energy at the same price per share as the Preferred Shares are sold to the public in the public offering, for gross proceeds of up to US$10 million.
It is anticipated that the preferred cumulative dividend rate will be fixed for 5 years from the date of original issuance of the Preferred Shares payable on the last day of each calendar quarter, and thereafter will be adjusted on a quarterly basis based on a spread to the applicable semi-annual 5-year United States mid-market swap rate. The pricing of the Preferred Shares and final terms of the offering of Preferred Shares, including the dividend rate on the Preferred Shares, will be determined by Just Energy and the underwriters. Just Energy intends to use the net proceeds of this offering for general corporate purposes, a majority of which will be applied to refinancing or repurchasing its 2018 and 2019 maturing instruments if determined appropriate by Just Energy, and for growth and working capital.
Stifel, Nicolaus & Company, Incorporated ("Stifel"), FBR Capital Markets & Co. ("FBR") and National Bank Financial Inc. ("National Bank") are acting as joint book-running managers of the offering. BB&T Capital Markets, a division of BB&T Securities, LLC ("BB&T Capital Markets"), Canaccord Genuity Corp., Janney Montgomery Scott LLC ("Janney"), Ladenburg Thalmann & Co., Inc. ("Ladenburg Thalmann"), Wunderlich Securities, Inc. ("Wunderlich"), Boenning & Scattergood, Inc. ("Boenning"), National Securities Corporation ("National Securities") and Northland Securities, Inc. ("Northland") are acting as co-managers of the offering. None of Stifel, FBR, BB&T Capital Markets, Janney, Ladenburg Thalmann, Wunderlich, Boenning, National Securities or Northland is registered as a dealer in any Canadian jurisdiction and, accordingly, will only sell the Preferred Shares into the United States and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Preferred Shares in Canada.
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The offering is being made in the United States only by means of a prospectus and related prospectus supplement complying with, and meeting the requirements under, a multijurisdictional disclosure system adopted by the United States and Canada, which permits Just Energy to prepare the prospectus and related prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States.  In the United States, a copy of the preliminary prospectus supplement and accompanying base shelf prospectus relating to this offering may be obtained from:
Stifel One South Street 15th Floor Baltimore, MD 21202 Attention: Syndicate Department Telephone: (855) 300-7136 Email: syndprospectus@stifel.com	FBR 1300 North 17th Street Suite 1400 Arlington, VA 22209 Attention: Syndicate Prospectus Department Telephone: (703) 312-9726 Email: prospectuses@fbr.com
In Canada, Just Energy's preliminary prospectus supplement to its base shelf prospectus may be obtained from:
National Bank 130 King Street West 4th Floor Podium Toronto, ON M5X 1J9 Telephone: (416) 869-6534 Fax: (416) 869-1010 Email: ECM-Origination@nbc.ca
You may also obtain these documents for free when they are available on SEDAR at www.sedar.com or by visiting EDGAR on the SEC's website at www.sec.gov.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

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FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements and information. Forward-looking statements and information in this press release include, but are not limited to, the completion of the offering; the anticipated pricing of the offering and the final terms and dividend rate of the Preferred Shares; payments of dividends on the Preferred Shares and the planned use of proceeds for the offering. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC's website at www.sec.gov.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  (617) 461-1101
michael.cummings@alpha-ir.com

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